October 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski

Justin Dobbie

Sasha Parikh

Angela Connell

Re:	Oyster Point Pharma, Inc.

Registration Statement on Form S-1

File No. 333-234104

Acceleration Request

Requested Date:    Wednesday, October 30, 2019

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oyster Point Pharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-234104) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan Baier at (212) 497-7736.

[Signature page follows]

Securities and Exchange Commission

October 28, 2019

Sincerely,

OYSTER POINT PHARMA, INC.

/s/ Jeffrey Nau

Jeffrey Nau, Ph.D., M.M.S.
President and Chief Executive Officer

cc:	Daniel Lochner, Oyster Point Pharma, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP